ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 30, 2025
Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) AAM Crescent CLO ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Foor:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1029 to the Trust’s Registration Statement on Form N-1A filed July 30, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.The Item 4 and Item 9 “Principal Investment Strategies” sections of the Fund’s Prospectus state that the Fund will invest “primarily in collateralized loan obligations (“CLOs”) that are U.S. dollar denominated.” However, subsequent disclosure in the Item 9 “Principal Investment Strategies” section states, “Additionally, the underlying loans may include domestic and foreign senior secured loans [...].” Please clarify the extent to which CLOs held by the Fund may have exposure to underlying loans issued by foreign entities.

Response:    The Trust confirms that the Fund will invest primarily in CLOs that are U.S. dollar denominated and have underlying loans that are also U.S. dollar denominated. Further, the Trust expects that all CLOs in which the Fund invests will be U.S. dollar denominated. However, a significant portion of the loan market available to CLOs is comprised of broadly syndicated loans issued by non-U.S. entities. Accordingly, U.S. dollar denominated CLOs held by the Fund may hold foreign senior secured loans. The Trust notes, however, that the Fund will not invest in CLOs with exposure to underlying loans issued by foreign entities as part of the Fund’s principal investment strategy. Accordingly, the Fund has updated its disclosure in the Item 9 “Principal Investment Strategies” section to remove the reference to foreign loans, as follows (revisions are in bold):

Additionally, the CLOs’ underlying loans may include ~~domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate~~ loans~~, most of which may individually be~~ that are rated below investment grade~~,~~ or the equivalent if unrated.

Comment 2.The Item 4 “Principal Investment Strategies” section of the Fund’s Prospectus states:

The Sub-Adviser then evaluates CLOs in secondary markets (i.e., markets where the securities are traded following the initial offering), focusing on vintage, yield, rating, and liquidity relative to the Fund’s current investments, and with the goal of providing higher yields with lower defaults than similarly rated fixed income alternatives.

Please revise this disclosure and similar disclosure in the Item 9 “Principal Investment Strategies” section to expand on what “rating” the Sub-Adviser will use when evaluating CLOs in the secondary markets. For example, if this disclosure refers to credit ratings, then please revise by inserting “credit” ratings in the disclosure.

Response:    The Trust has revised its disclosure in the Item 4 and Item 9 “Principal Investment Strategies” sections to reflect that the Sub-Adviser considers the “credit rating” of CLOs in secondary markets.

Comment 3.With respect to the disclosure referenced in Comment #2 above, please clarify whether there is any difference in how the Sub-Adviser evaluates CLOs in secondary markets as compared to primary markets. If there is a difference, then please disclose that difference.

Response:    The Sub-Adviser will evaluate CLOs in the primary and secondary markets in a similar manner. The Trust notes, however, that the price of a CLO tranche in the secondary market can fluctuate based on supply and demand, credit quality, spreads, and market conditions and may trade above or below the price offered by the issuer in the primary market, which is typically based on a spread over a benchmark rate. In addition, when purchasing CLOs in the secondary market, the Fund must evaluate the quality of the seller of the CLO tranche in addition to the quality of the CLO manager that issued the CLO tranche. The Trust also notes that CLOs purchased on the secondary market are more liquid and have shorter settlement periods. Accordingly, the Trust has revised the language of the “Extended Settlement Risk” and “Primary Market Issued Securities Risk” descriptions, as set forth in the “Principal Investment Risks” sections of the Prospectus, to better reflect the key differences between investing in CLOs on the primary and secondary market.
Comment 4.The Item 4 “Principal Investment Strategies” section of the Fund’s Prospectus states:
The Fund may allocate its investments across CLO tranches that are investment grade, including both higher-rated senior tranches (i.e., AAA, AA, A ratings) and lower-rated mezzanine tranches that are of investment grade quality (i.e., BBB+, BBB, BBB- ratings). At any given time, the Fund may increase its exposure to and invest primarily in higher-rated senior tranches or lower-rated mezzanine tranches based on the Sub-Adviser’s assessment of current market conditions and potential investment opportunities. The Fund invests primarily in CLOs that are rated investment grade at the time of purchase. However, in the event a CLO investment is downgraded to below investment grade (i.e., below a BBB-/Baa3 rating) after purchase, the Fund may continue to hold such security, provided that the aggregate value of all CLO investments rated below investment grade does not exceed 5% of the Fund’s total assets.

Please clarify whether, at the time of purchase, the Fund will limit its investments to only investment grade quality CLOs.

Response:    At the time of purchase, the Fund will limit its investments to only investment grade quality CLOs. The Fund has updated its disclosure in the Item 4 “Principal Investment Strategies” section as follows (revisions are in bold):

The Fund ~~may~~ allocates its investments across CLO tranches that are investment grade, including both higher-rated senior tranches (i.e., AAA, AA, A ratings) and lower-rated mezzanine tranches that are of investment grade quality (i.e., BBB+, BBB, BBB- ratings). At any given time, the Fund may increase its exposure to and invest primarily in higher-rated senior tranches or lower-rated mezzanine tranches based on the Sub-Adviser’s assessment of current market conditions and potential investment opportunities. At the time of purchase, the Fund is limited to investing in only investment grade quality CLOs; however, in the event a CLO investment is downgraded to below investment grade (i.e., below a BBB-/Baa3 rating) after purchase, the Fund may continue to hold such security, provided that the aggregate value of all CLO investments rated below investment grade does not exceed 5% of the Fund’s total assets.

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If you have any questions or require further information, please do not hesitate to contact me at noellenadia.filali@usbank.com.
Sincerely,

/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
Assistant Secretary